P.E. 1/1/02


02001385

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-Ka


S.E.C.
JAN 1 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002


PROCESSED
JAN 2 2002
THOMSON
FINANCIAL

ORIX Corporation
(Translation of registrant's name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation
(Registrant)

By.......................
Shunsuke Takeda
Director
Deputy President and CFO
ORIX Corporation

Date: January 16, 2002

Material Contained

1. English copy of UPDATE (Second Quarter for period ended September 30, 2001) sent to existing shareholders.



ORIX

2

update

Second Quarter

Period ended September 30, 2001

2001

ORIX Corporation

FINANCIAL HIGHLIGHTS

ORIX Consolidated Financial Highlights (Unaudited)

	Six months ended September 30				Year ended March 31
	2001			2000	2001
	US$ millions	¥ millions	%YOY	¥ millions	¥ millions
Total Revenues	2,785	332,543	115%	289,102	586,149
Income before Income Taxes	312	37,200	127%	29,388	59,236
Net Income	168	20,036	117%	17,054	34,157
Shareholders' Equity	3,812	455,147	106%	428,444	461,323
Total Assets	50,268	6,002,015	111%	5,383,088	5,591,311
Per Share Data (Per$/¥)					
Basic Earnings	2.05	245.17	118%	208.46	417.77
Diluted Earnings	1.97	235.51	118%	199.88	400.99
Book Value	46.63	5,567.69	106%	5,244.62	5,646.11

Management Policies

ORIX Corporation has always aimed to establish strong relationships of trust with our customers by providing high quality services to meet a variety of financing needs. At the same time, we have made efforts to concentrate management resources to strengthen our business fundamentals in order to increase the benefits to our shareholders over the long run.

We are in an age of accelerating structural economic change with an even greater need to choose our strategies well and to focus our resources. While striving to create new value in order to contribute to society in this environment, ORIX is working to be the first to respond to market demands by providing innovative and global financial services.

Financial Results

1. Six Months Ended September 30, 2001

Looking at the world economy in the six months ended September 30, 2001 (fiscal 2002), the United States' economy, supported by consumer spending, continued to perform steadily overall during the period, but earnings were weaker in the information-technology and other sectors. The terrorist attacks in New York on September 11 occurred amidst concerns about a delay in economic recovery in the USA, and the repercussions of these attacks are feared to have a severe impact on the world economy at large. The European economy also shifted from a steady expansion to signs of weaker growth, while the Asian economies suffered from lower production and exports. In Japan, the economy continued to struggle against the backdrop of the lack of progress in bad loan disposals, the sluggishness of the IT sector, the collapse of major companies and large scale restructuring.
Within this less than favorable environment, ORIX continued to work diligently in the first six months of this fiscal year to accumulate quality assets in Japan and overseas by maintaining strict credit management. At the same time, we strove to efficiently grow our businesses through marketing efforts and acquisitions in order to raise profitability. As a result, operating assets rose 7 percent to 5,390.5 billion yen compared with March 31, 2001.

Despite a weak economy in Japan and a continued low interest-rate environment, revenues rose 15 percent year on year to 332,543 million yen, supported by strong revenue growth in "operating leases" and "other operating revenues." On the expense side, continued diversification of funding resulted in lower "interest expense," but "depreciation—operating leases," "other operating expenses," and "selling, general and administrative expenses" rose in line with the growth in "operating leases" and "other operating revenues," while a worsening of market conditions necessitated "write-downs of securities," with total expenses rising 13 percent to 294,915 million yen. As a result, "income before income taxes" rose 27 percent to 37,200 million yen and "net income" increased 17 percent to 20,036 million yen compared with the same period of the previous year.

Looking at the domestic operations, in the corporate finance segment, careful credit evaluation and securitization worked to lower assets, whereas the acquisition of approximately 250 billion yen in direct financing leases in September contributed to substantial asset growth. Aided by lower interest expense, segment profits rose 4 percent year on year to 23,844 million yen.
In the equipment operating leases segment, strong growth in precision measuring equipment rentals helped increase segment profits 8 percent year on year to 5,359 million yen.
In the real estate finance segment, growth in housing loans and corporate real estate related loans combined with lower provisions for doubtful receivables and possible loan losses to produce a profit of 403 million yen compared with a loss of 1,773 million yen in the same period of the previous year.

The real estate segment saw profits rise strongly from 226 million yen to 3,433 million yen year on year, thanks to a large increase of profits from condominium developments.

In the life insurance segment, despite a continued focus on increasing profitability over asset growth and gains on investment income, profits were down 18% year on year to 4,236 million yen.

In the other segment, gains from venture capital investments and strong growth in card loan operations resulted in a profit of 2,505 million yen compared with a loss of 1,733 million yen in the same six months of the previous year.

Looking at the overseas operations, in the Americas segment, the commercial mortgage backed securities related business and gains from the sale of real estate contributed to earnings. However, the segment posted a loss of 90 million yen, compared with a profit of 4,795 million yen in the same period last year due to: 1) write-downs of securities for some corporate bond investments due to the weaker performance of companies in the telecommunications and other industries; 2) restructuring costs in the equipment leasing operations; and 3) increased provisions for doubtful receivables and possible loan losses.

In the Asia-Oceania segment, strong marketing efforts in leasing and lending operations contributed to profits despite sluggish economies throughout the region. Compared to the same period last year—which saw profits of 581 million yen and included foreign currency transaction losses—profits rose to 3,498 million yen.

In the Europe segment, strong gains from investment securities contributed to profits of 1,521 million yen, but overall profits were down from the 2,234 million yen recorded in the same period of the previous year.

2. Outlook for the Fiscal Year Ending March 31, 2002

As a result of the terrorist attacks in New York, expectations for economic recovery in the United States in the second half of this fiscal year have been set back, with consumer spending expected to slow and corporate earnings likely to worsen. In the Japanese economy, accelerating the disposal of bad loans is a major challenge, and there is concern that increased corporate bankruptcies and higher unemployment will result in a further deterioration of the economy. ORIX is pursuing a strategy to accurately assess and profit from the business opportunities that arise in this type of economic environment. For the fiscal year ending March 31, 2002, ORIX forecasts total revenues of 645,000 million yen (up 10 percent year on year), income before income taxes of 72,400 million yen (up 22 percent), and net income of 40,900 million yen (up 20 percent).

SEGMENT INFORMATION

(For the Six Months Ended September 30, 2001 and 2000)

(Unaudited)

(¥ millions)

	Six Months Ended September 30, 2001			Six Months Ended September 30, 2000		
	Revenues	Income before Income Taxes	Operating Assets	Revenues	Income before Income Taxes	Operating Assets
Domestic Operations						
Corporate Finance	54,317	23,844	2,158,006	57,109	22,934	1,966,495
Equipment Operating Leases	34,123	5,359	136,713	28,673	4,977	121,191
Real Estate Related Finance	12,853	403	647,889	9,445	(1,773)	608,086
Real Estate	42,399	3,433	333,394	19,872	226	282,393
Life Insurance	87,304	4,236	583,579	87,629	5,155	493,558
Other	22,521	2,505	322,082	15,579	(1,733)	257,841
Sub-Total	253,517	39,780	4,181,663	218,307	29,786	3,729,564
Foreign Operations						
The Americas	37,638	(90)	777,428	35,732	4,795	719,566
Asia and Oceania	30,350	3,498	400,978	23,318	581	356,565
Europe	8,569	1,521	136,441	9,972	2,234	155,920
Sub-Total	76,557	4,929	1,314,847	69,022	7,610	1,232,051
Segment Total	330,074	44,709	5,496,510	287,329	37,396	4,961,615
Reconciliation of Segment Totals to Consolidated Amounts	2,469	(7,509)	(106,034)	1,773	(8,008)	(58,257)
Consolidated Amounts	332,543	37,200	5,390,476	289,102	29,388	4,903,358



Entering a New Stage of Growth

Mr. Koichiro Muta
Corporate Senior Vice President
Investment Banking Headquarters

Interviewer: Looking back on the last year of the Investment Banking Headquarters please tell us what kind of year it was.

Muta: I feel that we are still only halfway to where we want to be and there are still many things to accomplish. However, I feel that we have achieved a lot in such a short time. It was only August of last year when the Investment Banking Headquarters was reorganized into eight specialist groups. All the groups, with the exception of the Principal Investment Group, came from existing departments within ORIX that were already carrying out operations. For example, the Ship Finance Group and Aircraft Finance Group were drawn from the International Headquarters while the members of the group concentrating on the acquisition of lease receivables and other assets came from the Tokyo Sales Headquarters. However, the positioning of these groups under one organizational framework has allowed each group to concentrate on its area of specialization. While each group focuses on its own particular specialized area, the adoption of a loose group structure as opposed to a more rigid sectional or divisional system of organization is one of the characteristics of the Investment Banking Headquarters. Operational efficiency is maximized as I personally have the authority to move members into and out of businesses as needed without having to rely on the Human Resources Division to do the timely transfer procedures.

Our business involving M&A and asset purchases, as seen in the recent acquisitions of Kansai Maintenance Corporation and IFCO Inc., has been doing well. In addition, the number of business leads from the sales people in the local branches is also increasing as expected. Furthermore, in order to meet the needs of our clients to diversify their funding sources, we have been helping them liquidate and securitize their assets.

Since its establishment, ORIX has grown by providing products and services mainly to small and medium-sized businesses. With this new menu of products and services that we can offer our customers, I feel that we have the ability to really expand our investment banking operations.

Interviewer: What do you see as the promising areas for the Investment Banking Headquarters going forward?

Muta: I see many promising areas, but for the mid-to-long term the best opportunity probably lies in our newly established equity investment business – what we call principal investment. Our equity investment business was started in response to the question of whether or not our existing debt-focused business model was sufficient. One of ORIX's strengths is our customer database that contains valuable information on the 500,000 or so mainly small and medium-sized companies with which we do business. Another strength is the ability of our marketing teams to cross-sell a variety of financial products and services through our nation-wide sales network. However, the needs of our customers are not limited to debt products such as leases and loans, as we are seeing the need to offer equity-related services such as helping the owners of family-owned companies liquidate their assets to simplify inheritance issues. In order to build deeper relationships with our customers we will want to be in a position where we can meet their equity-related needs as well.

When talking about equity investment it is important to point out that it is not just plain investment, rather it is a scheme to increase the market value of the company we invest in by using the necessary know-how, information, and personnel of ORIX's network. Once the value of the acquired company has been increased, we will either list it or sell it off to a third party to realize a capital gain. I would also like to increase the portion of fee income in our business by offering consulting services. If we are able to grow our investment banking business as planned by increasing revenue from the collection of fees and capital gains, I think we can say that we have entered a new stage of growth as a company that has traditionally been focused on debt-related business.

Interviewer: What do you think will be the key to further developing the investment banking business?

Muta: I think the key issue is human resources. We have been gathering the necessary personnel and are also planning to increase the number further. However, our problems will not be solved just by adding more people. Up to now, ORIX's business has been a knowledge-based one, but we must become even more knowledgeable and specialized when it comes to investment banking. Our success in this business will be measured by how we are able to differentiate the value of our services from our competitors. Therefore, having the right talented personnel will be a very important element in our success. It will be necessary to train existing ORIX personnel, but we are also considering hiring from outside the ORIX Group, as this is a relatively new business field for us. With that in mind, I think that there will be a mixture of people within the Investment Banking Headquarters taken both from inside and outside the ORIX Group. ORIX will have to deal with the various salary and work requirements of these personnel. In essence, I think that in order for ORIX to continue its growth, we will have to succeed in developing a flexible human resources system.

Entry into Truck Leasing Business

ORIX has dedicated considerable resources to developing its automobile-related business in Japan through the operations of such subsidiaries as ORIX Auto Leasing, ORIX Rent-A-Car and X-Rent-A-Car. In particular, by using our vehicle maintenance and administration know-how accumulated through many years of service in automobile leasing in combination with our network of around 7,000 contracted repair shops, we are able to meet specific corporate vehicle outsourcing needs. As a result of our efforts we are number one in this field with a fleet of over 300,000 vehicles.

In addition to the success in leasing cars and small trucks, ORIX was pursuing ways to enter the truck leasing business ever since deregulation in 1996 reduced restrictions on maintenance leases for commercial vehicles, but until recently we were unable to find an effective means to do so. As part of efforts to expand operations in this area, ORIX acquired all the outstanding shares of SENKO Lease (5,500 vehicles; trucks account for about half), a 100% owned subsidiary of the major transportation company SENKO Co., Ltd., in July of this year. In addition, ORIX solidified its stance to make a full-scale entry into the truck leasing business by acquiring an 80% stake in the industry's top truck leasing company IFCO Inc. (about 67,000 vehicles with trucks accounting for about 90%), a 100% subsidiary of Isuzu Motors.

IFCO not only boasts an impressive vehicle management system but also has a network of 1,600 truck repair shops, which is the kind of infrastructure needed for participating in the truck leasing business. ORIX has an established network of about 500,000 customers including many transportation companies. By acquiring Senko Lease and IFCO, it will now be feasible to provide truck leasing services that were previously not possible. There are over 18 million trucks in Japan of which less than 10% are under lease arrangements. ORIX believes that truck leases will expand due to the increasing needs of outsourcing in Japan and is thus making efforts to expand its presence in this promising area.

Furthermore, with the addition of IFCO Rent-A-Car the number of rental cars held by ORIX totaled about 29,000, making it now the second largest car rental fleet in Japan. Adding the over 370,000 automobile leases brings the number of automobiles under the ORIX Group to over 400,000. ORIX will be able to further leverage economies of scales for both procurement of vehicles and related parts and supplies.

Tender offer for Kansai Maintenance

ORIX made a friendly tender offer (TOB) for the building maintenance company Kansai Maintenance Corporation, which is listed on the 2nd Section of the Osaka Securities Exchange, this August. The offer was successfully completed in September with 96.1% of the outstanding shares acquired. Kansai Maintenance is scheduled to be made into a 100%-owned subsidiary in 2002 after a share swap is conducted for the remaining outstanding shares.

Kansai Maintenance Corporation is a general building maintenance and facility management company, which provides electrical work, air-conditioning, and plumbing maintenance and repair, in addition to cleaning and security services for office buildings and other facilities. In particular, Kansai Maintenance has accumulated a unique know-how by specializing in the field of facility management. In addition, the company has obtained ISO14001 Certification. Kansai Maintenance has its base in Kyoto and Shiga and boasts an overwhelming share in these areas. In the future it would like to expand into other areas such as Tokyo.

The building maintenance field in Japan is presently undergoing substantial changes, and much attention is being focused on how to provide customers with the services to meet their needs that accompany multifunctional building environments, as well as on the development of new real estate related businesses such as real estate investment trusts (J-REIT) and private finance initiatives (PFI). Kansai Maintenance was looking for ways to expand its presence in this business environment and decided that the best way to move forward would be with ORIX, which has many years experience in condominium development, office rentals and the operation of such facilities as hotels, employee dormitories, and training facilities more recently, ORIX has also begun developing J-REIT-and PFI- related businesses. The fit between Kansai Maintenance and ORIX was right and the TOB was successful.

In April this year ORIX also acquired the mid-sized real estate company Nihon Jisho Corporation. One of the subsidiaries of Nihon Jisho, Building Environment Services, is also involved in the building maintenance field, with a base in the Tokyo area, and cleaning and security services accounting for about 70% of its business. Although the company has only been part of ORIX for about a half-year there are many examples of successful work with companies within the ORIX Group.

As a result of the acquisitions of Kansai Maintenance and Nihon Jisho, each with its own unique strengths, ORIX has been able to establish a base for building maintenance in the eastern and western parts of Japan. We believe that there is a large business opportunity available in the building maintenance field and there are substantial synergies with other real estate related operations. We are working to improve the management efficiency of these companies, while considering new ways to expand business in this area.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of September 30, 2001 and March 31, 2001 (Unaudited)

(¥ millions, US$ millions)

Assets	September 30, 2001	March 31, 2001	US $ September 30, 2001
Cash and Cash Equivalents	201,244	155,411	1,685
Restricted Cash and Cash Equivalents	22,694	17,072	190
Time Deposits	8,727	8,673	73
Investment in Direct Financing Leases	1,821,868	1,657,709	15,259
Installment Loans	1,996,542	1,846,511	16,721
Allowance for Doubtful Receivables on Direct Financing Leases and Possible Loan Losses	(145,856)	(141,077)	(1,222)
Investment in Operating Leases	468,841	451,171	3,927
Investment in Securities	972,816	942,158	8,148
Other Operating Assets	130,409	132,006	1,092
Investment in Affiliates	59,491	63,155	498
Other Receivables	94,181	112,677	789
Advances	144,352	141,148	1,209
Prepaid Expenses	35,215	27,740	295
Office Facilities	78,282	74,406	656
Other Assets	113,209	102,551	948
TOTAL	6,002,015	5,591,311	50,268

Liabilities and Shareholders' Equity	September 30, 2001	March 31, 2001	US $ September 30, 2001
Short-term Debt	1,596,936	1,562,072	13,375
Deposits	207,810	178,314	1,740
Trade Notes and Accounts Payable	247,945	211,280	2,078
Accrued Expenses	78,382	81,334	656
Policy Liabilities	598,871	561,887	5,016
Income Taxes:			
Current	13,412	10,173	112
Deferred	131,032	135,430	1,097
Deposits from Lessees	68,190	59,339	571
Long-term Debt	2,604,290	2,330,159	21,811
Total Liabilities	5,546,868	5,129,988	46,456
Common Stock	41,980	41,820	352
Additional Paid-in Capital	60,185	59,885	504
Legal Reserve	2,220	2,090	19
Retained Earnings	379,942	361,262	3,182
Accumulated Other Comprehensive Income(Loss)	(20,905)	4,552	(176)
Treasury Stock	(8,275)	(8,286)	(69)
Total Shareholders' Equity	455,147	461,323	3,812
TOTAL	6,002,015	5,591,311	50,268

Note: Accumulated Other Comprehensive Income(Loss)	September 30, 2001	March 31, 2001	US $ September 30, 2001
Net unrealized gains on investment in securities	21,593	34,344	181
Minimum pension liability adjustments	(4,489)	(4,684)	(38)
Cumulative translation adjustments	(29,315)	(25,108)	(246)
Net unrealized losses on derivative instruments	(8,694)	—	(73)

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

For the Six Months Ended September 30, 2001 and 2000, and the Year Ended March 31, 2001 (Unaudited)

(¥ millions, US$ millions)

	For the six months ended September 30				For the year ended March 31, 2001		US $ September 30, 2001
	2001		2000				
		%YOY		%YOY		%YOY	
Total Revenues:	332,543	115%	289,102	94%	586,149	95%	2,785
Direct Financing Leases	58,527		62,016		122,003		490
Operating Leases	58,643		50,768		113,478		491
Interest on Loans and Investment Securities	56,758		53,840		109,448		475
Brokerage Commissions and Gains on Investment Securities	8,496		5,034		12,055		71
Life Insurance Premiums and Related Investment Income	85,912		87,934		158,314		720
Interest Income on Deposits	1,010		1,320		2,520		8
Other Operating Revenues	63,197		28,190		68,331		530
Total Expenses:	294,915	113%	260,342	93%	529,001	94%	2,470
Interest Expense	49,976		59,411		109,289		419
Depreciation-Operating Leases	37,383		31,709		68,316		313
Life Insurance Costs	78,929		79,772		143,709		661
Other Operating Expenses	41,840		16,584		43,580		350
Selling, General and Administrative Expenses	58,259		50,042		101,156		487
Provision for Doubtful Receivables and Possible Loan Losses	20,188		19,031		44,584		169
Write-downs of Long-lived Assets	1,386		—		4,090		12
Write-downs of Securities	7,251		2,420		10,848		61
Foreign Currency Transaction Loss (Gain), Net	(297)		1,373		3,429		(2)
Operating Income	37,628	131%	28,760	108%	57,148	108%	315
Equity in Net Income (Loss) of and Gain (Loss) on Sales of Affiliates	(428)		628		2,088		(3)
Income before Income Taxes	37,200	127%	29,388	115%	59,236	114%	312
Provision for Income Taxes	17,297		12,334		25,079		145
Income before Cumulative Effect of a Change in Accounting Principle	19,903	117%	17,054	114%	34,157	111%	167
Cumulative Effect of a Change in Accounting Principle	133		—		—		1
Net Income	20,036	117%	17,054	114%	34,157	111%	168

1) In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

2) U.S. Dollar amounts have been calculated at Yen 119.40 to $1.00, the approximate exchange rate prevailing at September 30, 2001

3) These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission.

4) The Company expects that it will be a "passive foreign investment company" under the U.S. Internal Revenue Code. A U.S. holder of the shares of the Company is therefore subject to special rules of taxation in respect of certain dividend, gain or other income on such shares. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company's annual report.

Net Income & ROE*



¥bn
50
40
30
20
10
0
7.6%
8.0%
8.1%
7.7%
8.7%
23.7
25.6
30.6
34.2
13.2
13.5
15.6
17.1
10.5
12.1
15.0
17.1
20.0
98/3
99/3
00/3
01/3
01/9 Interim
1H
2H
ROE

*01/9 Annualized ROE

Shareholders' Equity & Shareholders' Equity Ratio



¥bn
600
400
200
0
5.6%
6.1%
8.0%
8.0%
8.3%
7.6%
313.8
327.8
425.7
428.4
461.3
455.1
98/3
99/3
00/3
00/9 Interim
01/3
01/9 Interim
Shareholders' Equity
Shareholders' Equity Ratio

Stock Price Movements

ORIX Stock Price (Yen)

The Nikkei 225 Stock Price Average (Yen)

Closing price > opening price: High, Closing, Opening, Low

Opening price > closing price: High, Opening, Closing, Low

The Nikkei 225 Stock Price Average

ORIX Stock Price

Left axis: 22,000 / 20,000 / 18,000 / 16,000 / 14,000 / 12,000 / 10,000 / 8,000 / 6,000 / 4,000

Right axis: 22,000 / 20,000 / 18,000 / 16,000 / 14,000 / 12,000 / 10,000

98 Sep, 98 Oct, 98 Nov, 98 Dec, 99 Jan, 99 Feb, 99 Mar, 99 Apr, 99 May, 99 Jun, 99 Jul, 99 Aug, 99 Sep, 99 Oct, 99 Nov, 99 Dec, 00 Jan, 00 Feb, 00 Mar, 00 Apr, 00 May, 00 Jun, 00 Jul, 00 Aug, 00 Sep, 00 Oct, 00 Nov, 00 Dec, 01 Jan, 01 Feb, 01 Mar, 01 Apr, 01 May, 01 Jun, 01 Jul, 01 Aug, 01 Sep

JULY /
AUGUST /
SEPTEMBER /

Corporate Information

Established: April 17, 1964
Number of Employees: 11,359

Shareholder Information

Total Number of Shares Authorized:
259,000,000 shares
Total Number of Shares Issued: 82,428,180 shares
Number of Shareholders: 10,326
(As of September 30, 2001)

Transfer Agents for Common Shares:
The Toyo Trust and Banking Company, Ltd.
1-4-3, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan

Depositary Bank for ADRs:
Citibank, N.A.
111 Wall Street, New York, New York 10043, U.S.A.

Stock Exchange Listings

Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange
Securities Code —8591
New York Stock Exchange
Trading Symbol —IX

For further information please contact:

Corporate Communications
ORIX Corporation
3-22-8 Shiba, Minato-ku, Tokyo 105-8683, Japan
Tel: 81-3-5419-5102
Fax: 81-3-5419-5901
E-mail: koho@orix.co.jp
Homepage: www.orix.co.jp